CHINAEDU REPORTS SECOND QUARTER 2011 RESULTS

Second Quarter Net Revenue Grows 10.6 Percent Year-Over-Year, Exceeds Company Guidance
Net Income Attributable to ChinaEdu per Diluted ADS is $0.046

BEIJING, CHINA – September 8, 2011 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced its unaudited financial results for the second quarter and six months ended June 30, 2011.1

Key Quarterly Financial and Operating Data

•
Total net revenue for the second quarter of 2011 was $17.0 million, a 10.6 percent increase from $15.4 million in the corresponding period in 2010, exceeding Company guidance of $15.7 million to $16.2 million.

•	Net revenue from online degree programs was $13.6 million, an increase of 9.8 percent from $12.4 million in the corresponding period of 2010.
•	Net income attributable to ChinaEdu was $0.8 million.
•	Adjusted net income attributable to ChinaEdu2 was $1.2 million.
•	Net income attributable to ChinaEdu per diluted ADS3 was $0.046, compared to $0.121 in the corresponding period in 2010.
•	Adjusted net income attributable to ChinaEdu per diluted ADS4 was $0.070, compared to $0.132 in the corresponding period in 2010.
•	The number of revenue students5 in online degree programs was approximately 159,000 during the Spring 2011 semester.

“Revenue growth of ChinaEdu’s four core business lines tracked according to expectation in the second quarter of 2011,” said Julia Huang, chairman and chief executive officer of ChinaEdu. Ms. Huang added, “Investment in promising new business initiatives continues to put pressure on our margins; however, we have implemented cost control measures aimed at reducing costs in the coming quarters. Our foundation in online degree programs allows us to explore strategic initiatives, leveraging our expertise to capture the tremendous opportunities in China’s education market.”

Ms. Huang continued, “We are pleased with our progress as we ramp up our new business initiatives. During the second quarter, our 101 online program team launched several successful new interactive knowledge-based products. These new product offerings attracted new users, growing our user base. The interactive Q&A tutoring website logged more than twenty million page views this past quarter and we have launched an in-depth user feedback program to help us improve the offering to drive continued growth.”

1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and six months ended on June 30, 2010 and June 30, 2011 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.4635 to $1.00, the noon buying rate in effect on June 30, 2011 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.

2 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of noncontrolling interest portion, and amortization of intangible assets and land use rights.

3 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.

4 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.

5 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended 30 June 2011 are revenue students in spring 2011.

Recent Developments
Julia Huang, chairman and chief executive officer of ChinaEdu Corporation, has taken on the role of acting chief financial officer effective immediately. Ms. Huang has served as the Company’s chairman since 2007 and as chief executive officer since 2000. Ms. Huang holds an MBA from Columbia Business School with concentrations in finance and international business, and a master’s degree in chemical engineering and microbiology from the University of Tennessee in Knoxville.

Financial Results for the Second Quarter Ended June 30, 2011

Net Revenue
Total net revenue for the second quarter of 2011 was $17.0 million, a 10.6 percent increase from $15.4 million in the corresponding period in 2010. Net revenue from online degree programs for the second quarter of 2011 was $13.6 million, a 9.8 percent increase from $12.4 million for the corresponding period in 2010. The increase was primarily due to the continued expansion of the learning center network, with organic growth in revenue students enrolled in our online degree programs contributing as well. Enrollment for 2011 spring semester online degree programs was approximately 159,000 revenue students, a 1.3% increase from approximately 157,000 revenue students in the Spring 2010 semester

As of June 30, 2011, the ChinaEdu learning center network was providing online degree programs for 21 universities with 100 operational learning centers, of which 57 were proprietary centers6 and 43 were contracted centers7. This compares to 65 operational learning centers as of the end of the second quarter of 2010, of which 27 were proprietary and 38 were contracted centers.

Net revenue from non-degree programs, including online tutoring programs, private primary and secondary schools and international and elite curriculum programs, in the second quarter of 2011 was $3.4 million, a 13.5 percent increase from $3.0 million in the second quarter of 2010. The $0.4 increase was mainly attributable to increased student enrollment at our private school in Anqing.

Cost of Revenue
Total cost of revenue for the second quarter of 2011 was $6.8 million, an increase of 26.3 percent, up from $5.4 million in the corresponding period of 2010. Cost of revenue for online degree programs in the second quarter of 2011 was $4.6 million, an increase of 20.8 percent compared to $3.8 million in the corresponding period of 2010. Continued expansion of the Company’s learning center network, as well as spending related to the development of teacher training programs hosted by collaborative alliance partners, drove the increase in cost of revenue for online degree programs.

6 Proprietary centers refer to self-owned learning centers operated either under the Company’s own brand name or the brand name of a university pursuant to a licensing arrangement with that university.

7 Contracted centers refer to agreement with third party learning centers pursuant to which the Company only provides assistance applying for approval from provincial level education authorities as well as securing additional university online degree programs. In return, the Company receives a percentage of the tuition earned by these third party learning centers.

Cost of revenue for non-degree programs in the second quarter of 2011 was $2.3 million, an increase of 38.9 percent from $1.6 million in the second quarter of 2010. The rise in cost was related to an increase in staff and rental costs associated with the expansion of international and elite programs as well as the development of interactive and personalized learning products for online tutoring programs. The increase was also related to increased costs associated with the Anqing School, including increased teaching staff costs, cafeteria related costs and an increased depreciation charge for the new campus.

Gross Profit and Gross Margin
Gross profit for the second quarter of 2011 was $10.2 million, compared to $10.0 million in the corresponding period of 2010. Total gross margin decreased to 59.9 percent, compared to 64.9 percent for the corresponding period in 2010. Gross margin for online degree programs decreased to 66.5 percent for the second quarter of 2011, compared to 69.6 percent in the corresponding period of 2010. The decrease in gross margin was primarily due to the expansion of our learning centers network and was also due to increased costs associated with developing teacher training programs. In the future, we expect gross margin for online degree programs to continue to decrease somewhat as the percentage of total net revenue contributed by the Company’s learning centers network increases. This is because the learning centers network’s sales and service scope results in a higher cost of sales for that area of our business.

Gross margin for online tutoring programs decreased slightly to 71.4 percent, down from 75.8 percent in second quarter of 2010, largely due to increased staff costs associated with expanding interactive course offerings and adding additional off-line personalized tutoring services. Despite increased cost of revenue, gross margin for private schools improved to 29.3 percent, compared to 25.8 percent in the corresponding period in 2010. The improvement was due to increased enrollment at the Anqing School’s new campus.

With a new program launched in our international division this fiscal year, gross margin for the international curriculum and elite programs was negative 48.0 percent for the second quarter of 2011, compared to 45.9 percent for the second quarter of 2010. This was primarily due to investments in staff and rental costs related to the expansion of international and elite programs.

Operating Expenses
Total operating expenses were $7.6 million in the second quarter of 2011, a 36.8 percent increase from $5.6 million for the corresponding period in 2010. As a percentage of net revenue, total operating expenses increased to 44.7 percent, compared with 36.1 percent in the corresponding period in 2010. The increase in total operating expenses resulted from the following:

•
General and administrative expenses for the second quarter of 2011 were $3.8 million, a 33.8 percent increase from $2.8 million for the corresponding period in 2010. As a percentage of net revenue, general and administrative expenses increased to 22.4 percent, from 18.5 percent in the same period in 2010. Increased staff costs and rising costs associated with leased facilities were the primary reasons for the increase. ChinaEdu’s donation of approximately RMB1 million, or $0.2 million, in supplies to the Beijing Language and Culture University, in line with the Company’s corporate social responsibility efforts, was also included in the quarterly general and administrative expense.

•
Selling and marketing expenses were $2.2 million in the second quarter of 2011, an increase of 74.8 percent compared to $1.2 million for the corresponding period in 2010. As a percentage of net revenue, selling and marketing expenses increased to 12.8 percent, up from 8.1 percent in the same period in 2010. The increase in selling and marketing expenses were mainly related to growth in sales force headcount for online tutoring programs in Beijing and expenses related to national promotion and branding activities.

•
Research and development expenses for the second quarter of 2011 were $1.6 million, an increase of 10.4 percent from $1.5 million in the corresponding period in 2010. The increase was primarily attributable to an increase in research and development headcount in connection with upgrading learning management systems and enhancing courseware development, particularly for the development of interactive products. As a percentage of net revenue, research and development expense was 9.5 percent in the second quarter 2011, a slight decrease from 9.6 percent in the same period of 2010.

•
Share-based compensation for the second quarter of 2011, which is allocated to the related cost and operating expense line items, increased to $0.3 million from $0.1 million in the corresponding period in 2010, due to a true-up adjustment of forfeiture rate that occurred in second quarter of 2010.

Income from Operations
Income from operations for the second quarter of 2011 was $2.6 million, a decrease of 41.6 percent compared to $4.4 million in the corresponding period of 2010. Operating margin decreased to 15.2 percent for the second quarter of 2011, compared to 28.7 percent in the corresponding period of 2010.

Adjusted income from operations, a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $3.0 million for the second quarter of 2011, a decrease of 35.4 percent compared to $4.7 million in the corresponding period of 2010.

Adjusted operating margin, a non-GAAP measure defined as the ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the second quarter of 2011 decreased to 17.7 percent, compared to 30.3 percent for the corresponding period of 2010.

Interest Income and Investment Income
Interest income and investment income for the second quarter of 2011 increased 48.3 percent to $0.4 million, compared to $0.3 million for the corresponding quarter of 2010.

Income Tax Expense
In the second quarter of 2011, income tax expense was $0.6 million and the effective income tax rate was 20.1 percent, compared with a tax rate of 21.0 percent in same period of 2010.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests remained stable at $1.7 million in the second quarter of 2011, compared to $1.6 million in the corresponding period in 2010.

Net Income Attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income, excluding net income attributable to non-controlling interests, was $0.8 million in the second quarter of 2011, representing a decrease of 62.8 percent from $2.1 million in the corresponding period of 2010.

Net income attributable to ChinaEdu per basic and diluted ADS was $0.049 and $0.046, respectively, for the second quarter of 2011, as compared to $0.130 and $0.121, respectively, for the corresponding period in 2010.

Adjusted net income attributable to ChinaEdu (non-GAAP) was $1.2 million in the second quarter of 2011 compared to $2.3 million in the corresponding period of 2010. Adjusted net margin, a non-GAAP measure defined as the ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 7.0 percent in the second quarter of 2011, compared to 14.8 percent in the corresponding period of 2010.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) was $0.076 and $0.070, respectively, for the second quarter of 2011, compared to $0.142 and $0.132, respectively, in the corresponding period of 2010.

Deferred Revenue
At the end of the second quarter of 2011, deferred revenue was $20.0 million, consisting of current deferred revenue in the amount of $18.5 million and non-current deferred revenue in the amount of $1.5 million. Spring semester tuition is generally received during the second quarter but is recognized both in the second quarter and the third quarter of the year.

Cash and Cash Equivalents and Term Deposits
As of June 30, 2011, the Company reported cash and cash equivalents and term deposits of $46.3 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties, which represents cash owed to the Company by collaborative alliance partners, were $41.9 million as of June 30, 2011 as compared to $38.2 million as of December 31, 2010.

2011 Year-to-Date Financial Results

Net Revenue
For the six months ended June 30, 2011, total net revenue was $31.2 million, which represented an increase of 7.8 percent over $28.9 million in the corresponding period in 2010. Net revenue from online degree programs for the first half of 2011 was $24.7 million, representing a 7.4 percent increase from $23.0 million in the corresponding period in 2010. And net revenue from non-online degree programs for the first half of 2011 was $6.4 million, compared to $5.9 million in 2010, a 9.3 percent increase. The growth in total net revenue was attributable to strong enrollment for the online degree programs both in the Fall semester of 2010 and Spring semester of 2011, particularly at learning centers. Growth in net revenue at the Anqing School and for 101 online tutoring programs also contributed to the net revenue increase, despite a decrease in revenue for international and elite curriculum programs.

Cost of Revenue
For the six months ended June 30, 2011, total cost of revenue was $13.0 million, an increase from $10.3 million for the corresponding period in 2010. Cost of revenue for online degree programs in the first half of 2011 was $8.7 million, an increase of 23.6 percent compared to $7.0 million in the corresponding period of 2010. The increase was primarily due to cost increases related to the expansion of the Company’s learning centers network and increases in headcount across business lines.

Cost of revenue for non-online degree programs in the first half of 2011 was $4.3 million, an increase of 32.8 percent compared to $3.2 million in the corresponding period of 2010. The increase was primarily attributable to an increase in teaching and recruiting costs related to the expansion of international and elite programs to meet market demand for study-abroad opportunities. This increase was also due to an increase in depreciation charges at the Anqing School as well as additional headcount required to develop interactive and personalized learning products for online tutoring programs.

Gross Profit
Gross profit for the six months ended June 30, 2011 was $18.2 million, a slight decrease of 2.5 percent compared with $18.6 million for the corresponding period in 2010. The decrease was primarily due to a decrease in gross margin for international and elite curriculum programs.

Income from Operations
Income from operations was $4.3 million for the six months ended June 30, 2011, representing a decrease of 42.7 percent from $7.4 million for the corresponding period in 2010. Operating margin was 13.7 percent for the six months ended June 30, 2011 compared to 25.7 percent for the corresponding period in 2010.

Adjusted income from operations (non-GAAP) was $5.1 million for the first half of 2011, representing a decrease of 37.6 percent, compared to $8.2 million in the corresponding period of 2010. Adjusted operating margin (non-GAAP) for the six months ended June 30, 2011 was 16.4 percent, compared to 28.4 percent for the corresponding period in 2010.

Interest Income and Investment Income
Interest income and investment income increased 60.0 percent to $0.7 million in the year 2011, compared to $0.5 million in the year 2010.

Income Tax Expense
Income tax expense for the year 2011 was $1.0 million, as compared with $2.3 million for the year 2010.

Net Income Attributable to Non-controlling Interests
Net income attributable to non-controlling interests was $2.7 million in first half of 2011, an increase of 11.1 percent compared to $2.5 million in the first half of 2010. The increase was primarily attributable to a non-controlling interest impact related to the increase in net income from online degree programs in the first half of 2011.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu was $1.3 million for the six months ended June 30, 2011, representing a decrease of 58.9 percent from $3.2 million for the corresponding period in 2010. Net margin was 4.2 percent for the six months ended June 30, 2011, compared to 11.1 percent for the corresponding period in 2010.

Adjusted net margin was 6.9 percent for the six months ended June 30, 2011, compared to 13.5 percent for the corresponding period of 2010.The decrease was primarily due to the decreased net profit in the second quarter of 2011.

Third Quarter 2011 Total Net Revenue Guidance
ChinaEdu expects total net revenue in the third quarter of 2011 to range from RMB112 million to RMB116 million or $17.4 million to $18.0 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu’s management will hold an earnings conference call at 8:00 a.m. U.S. Eastern Time on September 8, 2011 (8:00 p.m. Beijing/Hong Kong Time on September 8, 2011).

Dial-in details for the earnings conference call are as follows:
U.S. Toll Free Number:	+1 866 519 4004
International Dial-in Number:	+1 718 354 1231
China Domestic (Mobile Callers):	400 620 8038
China Domestic:	800 819 0121
Hong Kong:	+852 2475 0994
Conference ID:	95956555

A live and archived webcast of the conference call will be available on the investor relations page of ChinaEdu's website at http://ir.chinaedu.net and a replay of the conference call may be accessed by phone at the following numbers until September 29, 2011.

Dial-in numbers for the replay are as follows:
U.S. Toll Free Number	+1 866 214 5335
International Dial-in Number	+1 718 354 1232
Conference ID:	95956555

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing, support for international and elite curriculum programs and online learning community for adult students.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported.  The Company currently has 19 long-term contracts that generally vary from 10 to 50 years in length.  ChinaEdu also performs recruiting services for 21 universities through nationwide learning center network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2010, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

Helen Plummer
Senior Investor Relations Coordinator
ChinaEdu Corporation
Phone: +86 13911672124
E-mail: helen@chinaedu.net

Jin Yu
Investor Relations Manager
ChinaEdu Corporation
Phone: +86 15711096022
E-mail: jinyu@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

	December	June	June
	31, 2010	30, 2011	30, 2011
(in thousands, unaudited)
	RMB	RMB	US$
Current assets:
Cash and cash equivalents	190,493	172,875	26,746
Term deposits	120,500	126,099	19,509
Short-term investments	32,469	38,237	5,916
Accounts receivable	35,091	37,787	5,846
Inventories	358	-	-
Prepaid expenses and other current assets	30,966	33,111	5,123
Amounts due from related parties	246,925	270,626	41,870
Deferred tax assets-current	5,003	1,209	187
Total current assets	661,805	679,944	105,197
Deferred tax assets-non-current	3,470	7,075	1,095
Rental deposits	936	2,528	391
Land use rights	27,265	26,961	4,171
Property and equipment, net	227,507	231,347	35,793
Deposits paid for acquisition of property and equipment	19,792	27,314	4,226
Acquired intangible assets, net	65,849	63,815	9,873
Goodwill	43,255	43,255	6,692
Total assets	1,049,879	1,082,239	167,438

Liabilities and equity
Current liabilities:
Accounts payable (including accounts payable of the consolidated VIE without recourse to the
Group of 10,277 and 8,410 as of December 31, 2010 and June 30, 2011)	11,410	10,151	1,571
Deferred revenues-current (including deferred revenues of the consolidated VIE without recourse to
the Group of 18,762 and 19,282 as of December 31, 2010 and June 30, 2011)	105,891	119,279	18,454
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIE without recourse to the Group of 12,486 and 17,723
as of December 31, 2010 and June 30, 2011)	83,486	93,613	14,482
Amounts due to related parties (including amounts due to related parties of the consolidated VIE
without recourse to the Group of 2,201 and 1,174 as of December 31, 2010 and June 30, 2011)	31,177	40,025	6,192
Income taxes payable (including income taxes payable of the consolidated VIE without recourse to the
Group of 8,432 and 8,768 as of December 31, 2010 and June 30, 2011)	44,612	36,888	5,707
Other taxes payable (including other taxes payable of the consolidated VIE without recourse to the
Group of 2,482 and 2,760 as of December 31, 2010 and June 30, 2011)	20,508	16,935	2,620
Total current liabilities	297,084	316,891	49,026
Deferred revenues-non-current (including deferred revenues of the consolidated VIE without recourse
to the Group of 71 and 47 as of December 31, 2010 and June 30, 2011)	9,804	9,799	1,516
Deferred tax liabilities-non-current (including deferred tax liabilities of the consolidated VIE without
recourse to the Group of 1,057 and 1,037 as of December 31, 2010 and June 30, 2011)	9,836	9,615	1,488
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIE without
recourse to the Group of 1,251 and 1,794 as of December 31, 2010 and June 30, 2011)	3,691	4,949	766
Total liabilities	320,415	341,254	52,796

ChinaEdu Corporation shareholders’ equity	595,979	599,307	92,722
Noncontrolling interests	133,485	141,678	21,920
Total equity	729,464	740,985	114,642
Total liabilities and equity	1,049,879	1,082,239	167,438

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Six Months Ended
	June	March	June	June	June	June	June
(in thousands,except for percentage, share, and per	30, 2010	31, 2011	30, 2011	30, 2011	30, 2010	30, 2011	30, 2011
share information)
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	104,108	95,862	115,327	17,843	195,197	211,189	32,675
Business Tax	4,591	4,512	5,296	819	8,403	9,808	1,517
Net Revenue:
Online degree programs	80,188	71,665	88,085	13,628	148,703	159,750	24,716
Online tutoring programs	6,084	5,656	7,250	1,122	11,485	12,906	1,997
Private primary and secondary schools	9,454	11,240	11,880	1,838	18,734	23,120	3,577
International and elite curriculum programs	3,791	2,789	2,816	436	7,872	5,605	868
Total net revenue	99,517	91,350	110,031	17,024	186,794	201,381	31,158

Cost of revenue:
Online degree programs	24,417	26,712	29,500	4,564	45,465	56,212	8,697
Online tutoring programs	1,473	2,013	2,077	321	2,638	4,090	633
Private primary and secondary schools	7,016	8,361	8,395	1,299	13,740	16,756	2,592
International and elite curriculum programs	2,052	2,665	4,168	645	4,463	6,833	1,057
Total cost of revenue	34,958	39,751	44,140	6,829	66,306	83,891	12,979

Gross profit:
Online degree programs	55,771	44,953	58,585	9,064	103,238	103,538	16,019
Online tutoring programs	4,611	3,643	5,173	801	8,847	8,816	1,364
Private primary and secondary schools	2,438	2,879	3,485	539	4,994	6,364	985
International and elite curriculum programs	1,739	124	(1,352)	(209)	3,409	(1,228)	(189)
Total gross profit	64,559	51,599	65,891	10,195	120,488	117,490	18,179

Online degree programs	69.6%	62.7%	66.5%	66.5%	69.4%	64.8%	64.8%
Online tutoring programs	75.8%	64.4%	71.4%	71.4%	77.0%	68.3%	68.3%
Private primary and secondary schools	25.8%	25.6%	29.3%	29.3%	26.7%	27.5%	27.5%
International and elite curriculum programs	45.9%	4.4%	(48.0%)	(48.0%)	43.3%	(21.9%)	(21.9%)
Gross margin	64.9%	56.5%	59.9%	59.9%	64.5%	58.3%	58.3%

Operating expenses:
General and administrative	18,400	21,897	24,612	3,808	38,320	46,509	7,196
Selling and marketing	8,056	9,068	14,083	2,179	15,796	23,151	3,582
Research and development	9,512	9,758	10,501	1,625	18,283	20,259	3,134
Total operating expenses	35,968	40,723	49,196	7,612	72,399	89,919	13,912
Income from operations	28,591	10,876	16,695	2,583	48,089	27,571	4,267
Operating margin	28.7%	11.9%	15.2%	15.2%	25.7%	13.7%	13.7%

Other income	144	123	299	46	288	422	65
Interest income	1,345	1,910	2,139	331	2,402	4,049	626
Investment income	522	-	629	97	522	629	97
Income before income tax	30,602	12,909	19,762	3,057	51,301	32,671	5,055

Income tax expense	(6,441)	(2,475)	(3,981)	(616)	(14,612)	(6,456)	(999)
Net income	24,161	10,434	15,781	2,441	36,689	26,215	4,056
Net income attributable to the noncontrolling interests	(10,616)	(6,940)	(10,741)	(1,662)	(15,912)	(17,681)	(2,736)
Net income attributable to ChinaEdu	13,545	3,494	5,040	779	20,777	8,534	1,320
Net margin	13.6%	3.8%	4.6%	4.6%	11.1%	4.2%	4.2%

Net income attributable to ChinaEdu per ADS:
Basic	0.84	0.22	0.32	0.049	1.30	0.54	0.083
Diluted	0.78	0.20	0.30	0.046	1.20	0.50	0.077

Weighted average aggregate number of ADSs outstanding:
Basic	16,029,983	15,910,224	15,853,838	15,853,838	15,992,637	15,881,875	15,881,875
Diluted	17,376,199	17,229,640	17,000,614	17,000,614	17,386,445	17,114,971	17,114,971

* Gross revenue are detailed as follows
Online degree programs	84,365	75,809	93,028	14,393	156,823	168,837	26,122
Online tutoring programs	6,278	5,850	7,414	1,147	11,311	13,264	2,052
Private primary and secondary schools	9,454	11,252	11,905	1,842	18,734	23,157	3,583
International curriculum programs	4,011	2,951	2,980	461	8,329	5,931	918

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Six Months Ended
	June	March	June	June	June	June	June
(in thousands, unaudited)	30, 2010	31, 2011	30, 2011	30, 2011	30, 2010	30, 2011	30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$
Operating activities:
Net income	24,161	10,434	15,781	2,441	36,689	26,215	4,056
Adjustments to reconcile net income to net cash provided
by operating activities:
Share-based compensation	366	1,555	1,649	255	2,504	3,204	496
Depreciation and amortization of property and equipment	4,820	5,787	5,748	889	9,510	11,535	1,785
Amortization of land use rights	153	152	152	24	305	304	47
Amortization of acquired intangible assets	1,093	1,017	1,017	158	2,173	2,034	316
Gain on sale of investment	(522)	-	(687)	(106)	(522)	(687)	(106)
Loss on sale of bonds	-	-	58	9	-	58	9
Loss on discontinued operations	-	16	-	-	(4)	16	2
Loss from disposal of property and equipment	(8)	65	17	3	-	82	13
Deferred income taxes	269	1,047	(1,079)	(167)	754	(32)	(5)
Changes in assets and liabilities
Accounts receivable	(16,907)	19,796	(22,492)	(3,480)	(4,027)	(2,696)	(417)
Inventory	119	(2)	360	56	519	358	55
Prepaid expenses and other current assets	(4,805)	(489)	(1,576)	(244)	4,695	(2,065)	(319)
Amounts due from related parties	(112,040)	72,795	(96,759)	(14,970)	(77,209)	(23,964)	(3,708)
Rental deposits	(111)	(1,317)	(275)	(43)	(122)	(1,592)	(246)
Accounts payable	1,164	1,321	3,261	505	356	4,582	709
Deferred revenues	70,558	(61,272)	74,726	11,561	9,637	13,454	2,082
Accrued expenses and other current liabilities	9,310	(6,952)	17,173	2,657	3,864	10,221	1,581
Amounts due to related parties	27,653	(10,005)	8,368	1,295	38,383	(1,637)	(253)
Income tax payable	6,401	(11,259)	3,535	547	4,090	(7,724)	(1,195)
Other taxes payable	3,380	(6,974)	3,401	526	(1,454)	(3,573)	(553)
Unrecognized tax benefit	125	596	662	102	487	1,258	195
Net cash provided by operating activities	15,179	16,311	13,040	2,018	30,628	29,351	4,544

Investing activities:
Purchase of property and equipment	(3,509)	(7,921)	(6,355)	(983)	(10,199)	(14,276)	(2,209)
Proceeds from discontinued operations	-	233	-	-	(57,337)	233	36
Deposits paid for acquisition of property and equipment	-	-	(14,546)	(2,250)	-	(14,546)	(2,250)
Purchase of term deposits	(55,318)	(43,000)	37,401	5,786	-	(5,599)	(866)
Purchase of investments	(19,924)	(6,000)	(11,000)	(1,702)	(19,924)	(17,000)	(2,630)
Proceeds from the sale of investment	8,522	-	8,687	1,344	8,522	8,687	1,344
Proceeds from the sale of bonds	-	-	2,859	442	-	2,859	442
Proceeds from disposal of property and equipment	59	-	1	-	108	1	-
Net cash (used in) provided by investing activities	(70,170)	(56,688)	17,047	2,637	(78,830)	(39,641)	(6,133)

Financing activities:
Proceeds from exercise of share options	847	280	94	15	2,186	374	58
Prepayment for shares repurchase	(1,824)	-	(130)	(20)	(1,824)	(130)	(20)
Repurchase and cancellation of ordinary shares	(213)	-	(5,723)	(885)	(326)	(5,723)	(885)
Repayment of related party's loan	-	-	(25,000)	(3,868)	-	(25,000)	(3,868)
Loan from related party	-	35,500	-	-	-	35,500	5,492
Cash dividends paid to noncontrolling shareholders	-	(13,461)	-	-	(1,470)	(13,461)	(2,083)
Capital contributions by noncontrolling shareholders	-	1,000	-	-	-	1,000	155
Net cash (used in) provided by financing activities	(1,190)	23,319	(30,759)	(4,758)	(1,434)	(7,440)	(1,151)

Effect of foreign exchange rate changes	(210)	151	(39)	(7)	(214)	112	14

CASH AND CASH EQUIVALENTS, beginning of period	209,684	190,493	173,586	26,856	203,143	190,493	29,472

CASH AND CASH EQUIVALENTS, end of period	153,293	173,586	172,875	26,746	153,293	172,875	26,746

Net increase (decrease) in cash and cash equivalents	(56,391)	(16,907)	(711)	(110)	(49,850)	(17,618)	(2,726)

ChinaEdu Corporation
Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Six Months Ended
	June	March	June	June	June	June	June
(in thousands, unaudited)	30, 2010	31, 2011	30, 2011	30, 2011	30, 2011	30, 2011	30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	99,517	91,350	110,031	17,024	186,794	201,381	31,158
Income from operations	28,591	10,876	16,695	2,583	48,089	27,571	4,267
Adjustment:
Share-based compensation	366	1,555	1,649	255	2,504	3,204	496
Amortization of intangible assets and land use rights	1,246	1,169	1,169	182	2,478	2,338	363
Adjusted income from operations (non-GAAP)	30,203	13,600	19,513	3,020	53,071	33,113	5,126
Adjusted operating margin (non-GAAP)	30.3%	14.9%	17.7%	17.7%	28.4%	16.4%	16.4%

ChinaEdu Corporation
Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Six Months Ended
	June	March	June	June	June	June	June
(in thousands, unaudited)	30, 2010	31, 2011	30, 2011	30, 2011	30, 2011	30, 2011	30, 2011
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	99,517	91,350	110,031	17,024	186,794	201,381	31,158
Net income attributable to ChinaEdu	13,545	3,494	5,040	779	20,777	8,534	1,320
Adjustment:
Share-based compensation	366	1,555	1,649	255	2,504	3,204	496
Share-based compensation attributable to the noncontrolling interest	(381)	(134)	(122)	(19)	(624)	(256)	(40)
Amortization of intangible assets and land use rights	1,246	1,169	1,169	182	2,478	2,338	363
Adjusted net income attributable to ChinaEdu (non-GAAP)	14,776	6,084	7,736	1,197	25,135	13,820	2,139
Adjusted net margin (non-GAAP)	14.8%	6.7%	7.0%	7.0%	13.5%	6.9%	6.9%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.92	0.38	0.49	0.076	1.57	0.87	0.135
Diluted	0.85	0.35	0.46	0.070	1.45	0.81	0.125

Weighted average aggregate number of ADSs outstanding:
Basic	16,029,983	15,910,224	15,853,838	15,853,838	15,992,637	15,881,875	15,881,875
Diluted	17,376,199	17,229,640	17,000,614	17,000,614	17,386,445	17,114,971	17,114,971